                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2)1

                               PTEK HOLDINGS, INC.
                               -------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                    69366M104
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 30, 2003
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

---------------------                                     ----------------------
CUSIP No. 69366M104                   13D                     Page 2 of 11 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    3,389,594**
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                3,389,594**
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     3,389,594**
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     6%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**   Includes  approximately  38,545 Shares  issuable upon  conversion of 5 3/4%
     Convertible Subordinated Notes due 2004 (the "Notes") at a conversion price of $33 per Share.

---------------------                                     ----------------------
CUSIP No. 69366M104                   13D                     Page 3 of 11 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    3,389,594**
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                3,389,594**
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     3,389,594**
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     6%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**   Includes  approximately  38,545 Shares  issuable upon  conversion of 5 3/4%
     Convertible Subordinated Notes due 2004 (the "Notes") at a conversion price of $33 per Share.

---------------------                                     ----------------------
CUSIP No. 69366M104                   13D                     Page 4 of 11 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    3,389,594**
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                3,389,594**
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     3,389,594**
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     6%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**   Includes  approximately 38,545 Shares issuable upon conversion of the Notes at a conversion price of $33 per Share.

---------------------                                     ----------------------
CUSIP No. 69366M104                   13D                     Page 5 of 11 Pages
---------------------                                     ----------------------

            The following constitutes Amendment No. 2 ("Amendment No. 2") to the
Schedule 13D filed by the undersigned.  This Amendment No. 2 amends the Schedule
13D as specifically set forth.

     Item 2(a) is hereby amended and restated to read as follows:

            (a) This  statement is filed by Steel  Partners II, L.P., a Delaware limited  partnership  ("Steel Partners II"), Steel Partners,  L.L.C., a Delaware
limited liability company ("Partners LLC") and Warren G.  Lichtenstein.  Each of
the  foregoing is referred to as a "Reporting  Person" and  collectively  as the
"Reporting Persons."

            Partners LLC is the general  partner of Steel  Partners II. The sole executive officer and managing member of Partners LLC is Warren G. Lichtenstein, who is Chairman of the Board,  Chief Executive Officer and Secretary.  By virtue of his positions with Partners LLC and Steel Partners II, Mr.  Lichtenstein  has
the power to vote and dispose of the Issuer's Shares owned by Steel Partners II.
Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

     Item 2(c) is hereby amended and restated to read as follows:

            (c) The principal  business of Steel Partners II is investing in the securities of small cap  companies.  The  principal  business of Partners LLC is acting as the general partner of Steel Partners II. The principal  occupation of
Mr. Lichtenstein is investing in the securities of small cap companies.

     Item 3 is hereby amended and restated to read as follows:

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            The purchase  price of the 3,351,049  Shares owned by Steel Partners
II is $14,157,088,  including brokerage  commissions.  The purchase price of the
Notes owned by Steel Partners II is $1,138,440, including brokerage commissions.
The  Shares  and the  Notes  owned  by  Steel  Partners  II were  acquired  with partnership funds.

     Item 4 is hereby amended to add the following:

            In  September  2003,  Steel  Partners II sold two call  options (the
"Call  Options")  representing  the right to purchase from Steel  Partners II an aggregate of 500,000  Shares of the Issuer,  as more fully  described in Item 6.
The Call Options become exercisable on February 27, 2004 and shall terminate, if not exercised, on the same date.

     Item 5(a) is hereby amended and restated to read as follows:

            (a) The aggregate percentage of Shares reported owned by each person named  herein is based upon  56,357,895  Shares  outstanding  as of December 16,
2003,  which is the total number of Shares  outstanding as reported in Amendment

---------------------                                     ----------------------
CUSIP No. 69366M104                   13D                     Page 6 of 11 Pages
---------------------                                     ----------------------

No. 1 to the Form S-3  filed by the  Issuer  with the  Securities  and  Exchange
Commission on December 23, 2003.

            As of the close of  business on January 6, 2004,  Steel  Partners II beneficially owned 3,389,594 Shares (which includes  approximately 38,545 Shares issuable upon  conversion of the Notes),  constituting  approximately  6% of the
Shares  outstanding.  As the general  partner of Steel Partners II, Partners LLC may  be  deemed  to  beneficially  own  the  3,389,594  Shares  (which  includes approximately  38,545  Shares  issuable  upon  conversion of the Notes) owned by
Steel Partners II, constituting  approximately 6% of the Shares outstanding.  As the sole executive officer and managing member of Partners LLC, which in turn is the general  partner of Steel  Partners  II, Mr.  Lichtenstein  may be deemed to beneficially  own the 3,389,594  Shares  (which  includes  approximately  38,545
Shares  issuable  upon  conversion  of the Notes)  owned by Steel  Partners  II, constituting  approximately 6% of the Shares  outstanding.  Mr. Lichtenstein has sole voting and  dispositive  power with respect to the 3,389,594  Shares (which includes  approximately  38,545 Shares  issuable  upon  conversion of the Notes)
owned by Steel  Partners  II by virtue of his  authority  to vote and dispose of such Shares.

     Item 5(c) is hereby amended to add the following:

            (c) Schedule A annexed hereto lists all  transactions  in the Shares during the past sixty days by the Reporting  Persons.  All of such  transactions were effected in the open market.

            Schedule B annexed hereto lists all transactions in the Notes during the past sixty days by the  Reporting  Persons.  All of such  transactions  were effected in the open market.

     Item 6 is hereby amended to add the following:

            In  September  2003,  Steel  Partners II sold the Call Options to an unrelated third party in a privately negotiated  transaction under the terms set forth in the following table:

                                                 Number of        Exercise    Exercise
Date of Sale         Price per Share ($)      Underlying Shares     Date      Price ($)
------------         -------------------      -----------------     ----      ---------
   9/10/03                  0.65                   250,000         2/27/04      7.50
   9/12/03                  0.71                   250,000         2/27/04      8.00

     Item 7 is hereby amended to add the following exhibit:

            2.    Joint Filing  Agreement by and among Steel  Partners II, L.P.,
                  Steel Partners, L.L.C. and Warren G. Lichtenstein, dated as of
                  January 7, 2004.

---------------------                                     ----------------------
CUSIP No. 69366M104                   13D                     Page 7 of 11 Pages
---------------------                                     ----------------------

                                   SIGNATURES
                                   ----------

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 7, 2004               STEEL PARTNERS II, L.P.

                                      By: Steel Partners, L.L.C.
                                          General Partner

                                      By: /s/ Warren G. Lichtenstein
                                          -------------------------------------
                                          Warren G. Lichtenstein,
                                          Managing Member

                                      STEEL PARTNERS, L.L.C.

                                      By: /s/ Warren G. Lichtenstein
                                          -------------------------------------
                                          Warren G. Lichtenstein,
                                          Managing Member

                                      /s/ Warren G. Lichtenstein
                                      ------------------------------------------
                                      WARREN G. LICHTENSTEIN

---------------------                                     ----------------------
CUSIP No. 69366M104                   13D                     Page 8 of 11 Pages
---------------------                                     ----------------------

                                   SCHEDULE A
                                   ----------

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

Shares of Common Stock             Price Per                 Date of
  Purchased/(Sold)                 Share($)              Purchase/(Sale)
  ----------------                 --------              ---------------

                             STEEL PARTNERS II, L.P.
                             -----------------------

       (253)                        9.3300                 (11/13/03)
    (11,900)                        9.2654                 (12/03/03)

                             STEEL PARTNERS, L.L.C.
                             ----------------------
                                      None

                             WARREN G. LICHTENSTEIN
                             ----------------------
                                      None

---------------------                                     ----------------------
CUSIP No. 69366M104                   13D                     Page 9 of 11 Pages
---------------------                                     ----------------------

                                   SCHEDULE B
                                   ----------

                Transactions in the Notes During the Past 60 Days

Face Value of Notes                 Aggregate                  Date of
Purchased/(Sold)($)                 Price ($)               Purchase/(Sale)
-------------------                 ---------               ---------------

                             STEEL PARTNERS II, L.P.
                             -----------------------

     (847,000)                       853,954                  (11/17/03)
   (2,119,000)                     2,136,397                  (12/15/03)

                             STEEL PARTNERS, L.L.C.
                             ----------------------
                                      None

                             WARREN G. LICHTENSTEIN
                             ----------------------
                                      None

---------------------                                     ----------------------
CUSIP No. 69366M104                   13D                    Page 10 of 11 Pages
---------------------                                     ----------------------

                                  EXHIBIT INDEX
                                  -------------

      Exhibit                                                             Page
      -------                                                             ----

1.    Joint Filing  Agreement by and between  Steel  Partners II,          --
      L.P. and Warren G. Lichtenstein, dated as of March 7, 2003
      (previously filed).

2.    Joint  Filing  Agreement  by and among Steel  Partners  II,          11
      L.P., Steel Partners,  L.L.C.  and Warren G.  Lichtenstein,
      dated as of January 7, 2004.

---------------------                                     ----------------------
CUSIP No. 69366M104                   13D                    Page 11 of 11 Pages
---------------------                                     ----------------------

                             JOINT FILING AGREEMENT

            In  accordance  with  Rule  13d-1(k)(1)(iii)  under  the  Securities
Exchange  Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated January 7,
2004  (including  amendments  thereto)  with respect to the Common Stock of PTEK
Holdings,  Inc. This Joint Filing Agreement shall be filed as an Exhibit to such
Statement.

Dated:  January 7, 2004               STEEL PARTNERS II, L.P.

                                      By: Steel Partners, L.L.C.
                                          General Partner

                                      By: /s/ Warren G. Lichtenstein
                                          -------------------------------------
                                          Warren G. Lichtenstein,
                                          Managing Member

                                      STEEL PARTNERS, L.L.C.

                                      By: /s/ Warren G. Lichtenstein
                                          -------------------------------------
                                          Warren G. Lichtenstein,
                                          Managing Member

                                      /s/ Warren G. Lichtenstein
                                      ------------------------------------------
                                      WARREN G. LICHTENSTEIN